CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1) (2)
Medium-Term Senior Notes, Series G	$4,363,000	$561.95
(1)	Calculated in accordance with Rule 457(r) of the Securities Act.
(2)
Pursuant to Rule 457(p) under the Securities Act, the $2,422,039.70 remaining of registration fees previously paid with respect to unsold securities registered on Registration Statement File No. 333-172554, filed on March 2, 2011 by Citigroup Funding Inc., a wholly owned subsidiary of Citigroup Inc., is being carried forward, of which $561.95 is offset against the registration fee due for this offering and of which $2,421,477.75 remains available for future registration fee offset.  No additional registration fee has been paid with respect to this offering.

Citigroup Inc.	June 24, 2014 Medium-Term Senior Notes, Series G Pricing Supplement No. 2014—CMTNG0163 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034
▪
The notes offered by this pricing supplement will pay interest at a fixed rate of 13.00% per annum for the first year following issuance.  Thereafter, subject to our right to call the notes for mandatory redemption, as described below, interest will accrue on the notes during each quarterly accrual period at the relevant contingent rate for that accrual period, but only for each elapsed day during that accrual period on which the accrual condition is satisfied.  The accrual condition will be satisfied on an elapsed day if the closing level of the S&P 500® Index (the “underlying index”) on that elapsed day is greater than or equal to the accrual barrier level specified below.  The relevant contingent rate for any accrual period will be set on the second U.S. government securities business day prior to the first day of that accrual period and will be based on the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”), subject to a maximum annual rate of 13.00% per annum.  The “modified CMS spread” is the CMS spread minus 0.25%.  Investors in the notes will be subject to risks associated with both the modified CMS spread and the underlying index and may be negatively affected by adverse movements in either regardless of the performance of the other.

▪	We have the right to call the notes for mandatory redemption on any coupon payment date after the first year of their term.
▪
The notes are unsecured senior debt securities issued by Citigroup Inc.  Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations.  All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Aggregate stated principal amount:	$4,363,000
Stated principal amount:	$1,000 per note
CMS spread:	On any CMS spread determination date, CMS30 minus CMS2, each as determined on that CMS spread determination date
Modified CMS spread:	The CMS spread minus 0.25%
Underlying index:	S&P 500® Index
Pricing date:	June 24, 2014
Issue date:	June 27, 2014
Maturity date:	Unless earlier redeemed, June 27, 2034
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:
On each coupon payment date occurring during the first year following issuance of the notes, the notes will pay a fixed coupon of 13.00% per annum, regardless of the CMS spread or the level of the underlying index.  On each coupon payment date after the first year, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period number of elapsed days during the related accrual period

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0.00%.

Relevant contingent rate:
The relevant contingent rate for any coupon payment date after the first year following issuance of the notes means:
4.00 × the modified CMS spread (as of the CMS spread determination date for the related accrual period), subject to a minimum relevant contingent rate of 0.00% per annum and a maximum relevant contingent rate of 13.00% per annum.
If the CMS spread for any accrual period is less than or equal to 0.25%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.  The relevant contingent rate will in no event exceed 13.00% per annum.

Coupon payment dates:	The 27th day of each March, June, September and December, beginning on September 27, 2014
Accrual period:	For each coupon payment date after the first year following issuance of the notes, the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date
CMS spread determination date:	For any accrual period commencing on or after June 27, 2015, the second U.S. government securities business day prior to the first day of that accrual period
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if the closing level of the underlying index is greater than or equal to the accrual barrier level on that elapsed day. See “Additional Information” on the next page.

Initial index level:	1,949.98, the closing level of the underlying index on the pricing date
Accrual barrier level:	1,364.986, 70.00% of the initial index level
Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after June 27, 2015 upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any

CUSIP / ISIN:	1730T0T58 / US1730T0T581
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000.00	$50.00	$950.00
Total:	$4,363,000.00	$152,705.00	$4,210,295.00
(1) On the date of this pricing supplement, the estimated value of the notes is $899.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The underwriting fee is variable but will not exceed $50.00 per note. The per note proceeds to issuer above represent the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee.  The total underwriting fee and proceeds to issuer shown above gives effect to the actual amount of this variable underwriting fee. For more information on the distribution of the notes, see "Supplemental Plan of Distribution" in this pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See "Use of Proceeds and Hedging" in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks:
Product Supplement No. IE-06-02 dated November 13, 2013                   Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable quarterly coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlying index that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in connection with your investment in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the closing level of the underlying index is not available for any reason on that day (including weekends and holidays), the closing level of the underlying index will be assumed to be the same as on the immediately preceding elapsed day.  In addition, for all elapsed days from and including the fourth-to-last scheduled trading day in an accrual period to and including the last elapsed day of that accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.

Hypothetical Examples

The sections below provide examples of how the coupon payments on the notes will be determined. The first section, “—Determining the Hypothetical Relevant Contingent Rate,” provides a limited number of hypothetical examples of how the relevant contingent rate for any accrual period will be determined based on hypothetical CMS spread values, as determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period. The second section, “—Determining the Hypothetical Coupon Payments,” provides a limited number of hypothetical examples of how the coupon payments on the notes will be determined based on a limited number of hypothetical relevant contingent interest rates and a limited number of hypothetical accrual days during a hypothetical accrual period. The figures below have been rounded for ease of analysis.

Determining the Hypothetical Relevant Contingent Rate

The table below presents examples of hypothetical relevant contingent rates based on various hypothetical CMS spread values.

Example	Hypothetical CMS Spread*	Hypothetical Modified CMS Spread**	Hypothetical Relevant Contingent Rate per Annum***
1	-0.40%	-0.65%	0.00%
2	-0.20%	-0.45%	0.00%
3	0.00%	-0.25%	0.00%
4	0.20%	-0.05%	0.00%
5	0.25%	0.00%	0.00%
6	0.40%	0.15%	0.60%
7	0.60%	0.35%	1.40%
8	0.80%	0.55%	2.20%
9	1.00%	0.75%	3.00%
10	1.20%	0.95%	3.80%
11	1.40%	1.15%	4.60%
12	1.60%	1.35%	5.40%
13	1.80%	1.55%	6.20%
14	2.00%	1.75%	7.00%
15	2.20%	1.95%	7.80%
16	2.40%	2.15%	8.60%
17	2.60%	2.35%	9.40%
18	2.80%	2.55%	10.20%
19	3.00%	2.75%	11.00%
20	3.20%	2.95%	11.80%
21	3.40%	3.15%	12.60%
22	3.50%	3.25%	13.00%
23	3.60%	3.35%	13.00%

June 2014	PS-2

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

24	3.80%	3.55%	13.00%
25	4.00%	3.75%	13.00%
_______________________________

* Hypothetical CMS spread = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period.

** Hypothetical modified CMS spread = hypothetical CMS spread – 0.25%

*** Hypothetical relevant contingent rate per annum for the accrual period = the greater of (i) 4.00 × (CMS spread – 0.25%) and (ii) 0.00%, subject to the maximum relevant contingent rate of 13.00% per annum.

Determining the Hypothetical Coupon Payments

The tables below present examples of the hypothetical variable coupon rate and hypothetical variable quarterly coupon payments after the first year following issuance of the notes based on the number of accrual days in a particular accrual period and different assumptions about the modified CMS spread.  For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days and that the notes have not previously been redeemed.  The actual coupon payment for any coupon payment date after the first year will depend on the actual number of accrual days and elapsed days during the related accrual period and the actual modified CMS spread on the CMS spread determination date for that accrual period.  The variable coupon rate for each accrual period will apply only to that accrual period.

Assuming the modified CMS spread is 0.35% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	1.40%	0.00%	$0.00
15	1.40%	0.23%	$0.58
30	1.40%	0.47%	$1.17
45	1.40%	0.70%	$1.75
60	1.40%	0.93%	$2.33
75	1.40%	1.17%	$2.92
90	1.40%	1.40%	$3.50

Assuming the modified CMS spread is 3.55% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	13.00%	0.00%	$0.00
15	13.00%	2.17%	$5.42
30	13.00%	4.33%	$10.83
45	13.00%	6.50%	$16.25
60	13.00%	8.67%	$21.67
75	13.00%	10.83%	$27.08
90	13.00%	13.00%	$32.50

June 2014	PS-3

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Assuming the modified CMS spread is 0.00% on the applicable CMS spread determination date:

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***	Hypothetical Variable Quarterly Coupon Payment per Note****
0	0.00%	0.00%	$0.00
15	0.00%	0.00%	$0.00
30	0.00%	0.00%	$0.00
45	0.00%	0.00%	$0.00
60	0.00%	0.00%	$0.00
75	0.00%	0.00%	$0.00
90	0.00%	0.00%	$0.00

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the closing level of the underlying index is greater than or equal to the accrual barrier level)

** The hypothetical relevant contingent rate is equal to the greater of (i) 4.00 × (CMS spread – 0.25%) and (ii) 0.00% per annum, subject to the maximum relevant contingent rate of 13.00% per annum

*** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period divided by (b) 90

**** The hypothetical variable quarterly coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum divided by (ii) 4

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with both the modified CMS spread and the underlying index.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement and the description of risks relating to the underlying index contained in the section “Risk Factors” beginning on page 1 in the accompanying underlying supplement.  You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪
The notes offer a variable coupon rate after the first year following issuance, and you may not receive any coupon payment on one or more coupon payment dates.  Any variable coupon payment you receive will be paid at a per annum rate equal to the relevant contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period.  The accrual condition will be satisfied on any elapsed day if the closing level of the underlying index on that elapsed day is greater than or equal to the accrual barrier level.  If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the relevant contingent rate.  If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related coupon payment date.  Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full relevant contingent rate.  Furthermore, because the relevant contingent rate is itself a floating rate determined by reference to the CMS spread, the notes are subject to an additional contingency associated with the CMS spread.  The relevant contingent rate will vary based on fluctuations in the CMS spread.  If the CMS spread narrows, the relevant contingent rate will be reduced.  The relevant contingent rate may be as low as zero for any coupon payment date.  If the relevant contingent rate is zero for any coupon payment date, you will not receive any variable coupon payment on that coupon payment date even if the accrual condition is satisfied on each elapsed day in the related accrual period.  Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪
Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments after the first year of the term of the notes.  This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return.  You should carefully consider whether an investment that

June 2014	PS-4

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪
The relevant contingent rate may decline, possibly to 0.00%, if short-term interest rates rise. Although there is no single factor that determines CMS spreads, CMS spreads have historically tended to fall when short-term interest rates rise.  Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board.  Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS spread.  In that event, the relevant contingent rate would be reduced, and may be 0.00%, and the floating rate payable on the notes would also decline significantly, possibly to 0.00%.  It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates.  Furthermore, it is important to understand that the CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

▪
The relevant contingent rate on the notes may be lower than other market interest rates.  The relevant contingent rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS spread will decrease, as will the relevant contingent rate.  Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪
The CMS spread applicable to any accrual period will be reduced by 0.25%.  When determining the relevant contingent rate, 0.25% will be deducted from the value of the CMS spread on the relevant CMS spread determination date to determine the modified CMS spread. Because the modified CMS spread is multiplied by 4 in order to determine the relevant contingent rate (subject to the maximum relevant contingent rate), the 0.25% deduction from the CMS spread reduces the relevant contingent rate by a full 1.00%.

▪
The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. After the first year following issuance of the notes, the notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity.  You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities.  These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity.  The volatility of the CMS spread and the underlying index are important factors affecting this risk.  Greater expected volatility of the CMS spread and/or the underlying index as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that, after the first year, you will receive low or no coupon payments on the notes.

▪
The notes are subject to risks associated with both the CMS spread and the underlying index and may be negatively affected by adverse movements in either regardless of the performance of the other.  The amount of any variable coupon payments you receive will depend on the performance of both the CMS spread and the underlying index.  If the CMS spread is low, causing the relevant contingent rate to be low or zero, the notes will pay a low or no coupon even if the closing level of the underlying index is consistently greater than the accrual barrier level.  Conversely, even if the CMS spread is high, causing the relevant contingent rate to be high, the notes will pay no coupon if the closing level of the underlying index is consistently less than the accrual barrier level. Accordingly, you will be subject to risks associated with both the CMS spread and the underlying index, and your return on the notes will depend significantly on the relationship between such risks over the term of the notes.

▪
The notes may be called for mandatory redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the CMS spread and underlying index perform favorably.  In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future.  If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests.  We are more likely to redeem the notes at a time when the CMS spread and underlying index are performing favorably from your perspective and when we expect them to continue to do so.  Therefore, although the notes offer variable coupon payments after the first year following issuance of the notes with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher rate and we expect them to continue to do so, it is more likely that we would redeem the notes.  Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments.  If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪
The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at

June 2014	PS-5

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

all.  CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason.  If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪
Sale of the notes prior to maturity may result in a loss of principal.  You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪
The notes may be riskier than notes with a shorter term.  The notes have a 20-year term, subject to our right to call the notes for mandatory redemption after the first year of the term of the notes.  By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term.  Specifically, after the first year following issuance of the notes, you will be negatively affected if the CMS spread decreases or if the closing level of the underlying index falls below the accrual barrier level.  If either (i) the modified CMS spread decreases to a value that is less than 0.00% per annum or (ii) the closing level of the underlying index is less than the accrual barrier level on each day during an entire accrual period, you will be holding a long-dated security that does not pay any coupon.

▪
The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price.  The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price.  These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes.  These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you.  The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes.  See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪
The estimated value of the notes was determined for us by our affiliate using proprietary pricing models.  CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index and the CMS spread, the correlation between the underlying index and the CMS spread, dividend yields on the stocks that constitute the underlying index and interest rates.  CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes.  Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes.  You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪
The estimated value of the notes would be lower if it were calculated based on our secondary market rate.  The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes.  Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the coupon that is payable on the notes.

▪
The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market.  Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used.  In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪
The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and the CMS spread and a number of other factors, including the dividend yields on the stocks that constitute the underlying index, expectations of future values of CMS30 and CMS2, the level of general market interest rates, the positive or negative correlation between the CMS spread and the underlying index, the time remaining to maturity of the notes and our creditworthiness, as reflected in our secondary market rate.  You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪
Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The

June 2014	PS-6

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪
The manner in which CMS rates are calculated may change in the future.  The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS2 or otherwise.  We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be.  Any such change could affect the value of the CMS spread in a way that has a significant adverse effect on the notes.

▪
One of our affiliates participates in the determination of CMS30 and CMS2. CMS rates are determined based on a poll of dealers in interest rate swaps selected by the International Swaps and Derivatives Association, Inc.  One of our affiliates is a participant in the poll that determines CMS rates, and its participation in that poll may have an effect on CMS30 and CMS2.  Any such effect on CMS30 and CMS2 may adversely affect holders of the notes.  In participating in that poll, our affiliate has no obligation to consider your interests as an investor in the notes.

▪
Our offering of the notes is not a recommendation of the CMS spread or the underlying index.  The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the CMS spread and the underlying index is likely to achieve favorable returns.  In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the CMS spread or the underlying index or the stocks that constitute the underlying index, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the CMS spread and the underlying index.  These and other activities of our affiliates may affect the CMS spread or the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

▪
Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. You will not participate in any appreciation of the underlying index over the term of the notes.

▪
Adjustments to the underlying index may affect the value of your notes. S&P Dow Jones Indices LLC (the “underlying index publisher”) may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as a holder of the notes.

▪
The level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We have hedged our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks.  Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers.  These activities could affect the level of the underlying index in a way that negatively affects the value of the notes.  They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪
We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.  Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers.  In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you.  Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪
The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes.  If certain events occur, such as the discontinuance of the underlying index or the unavailability of CMS30 or CMS2, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive.  In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

June 2014	PS-7

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Information About the CMS Spread

The variable coupon payments on the notes are based in part on the CMS spread, which means the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2.  A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis.  The relevant contingent rate will depend on changes in the steepness of this CMS rate curve.  If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater, the relevant contingent rate will generally increase, subject to the maximum relevant contingent rate.  Conversely, if the CMS rate curve flattens or becomes inverted, such that the difference between CMS30 and CMS2 becomes smaller or negative, the relevant contingent rate will generally decrease, possibly to zero.

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities.  You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS spread.

Determination of CMS30 and CMS2

A specified CMS rate on any date of determination is the rate for U.S. dollar interest rate swaps with the applicable designated maturity appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (New York City time) on that date of determination. The “designated maturity” of a specified CMS rate is the time period specified with respect to that specified CMS rate. The “designated maturity” of CMS30 and CMS2 is 30 years and 2 years, respectively. If a rate for CMS30 or CMS2 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any U.S. government securities business day on which the rate for CMS30 and CMS2 is required, then the calculation agent will determine the applicable rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 30-year or 2-year maturity, as applicable, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. Dollar LIBOR with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the applicable rate will be determined by the calculation agent in good faith and using its reasonable judgment.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Historical Information

The CMS spread at 11:00 a.m. (New York time) on June 24, 2014 was 2.759%. The graph below shows the daily values of the CMS spread for each day such value was available from January 2, 2004 to June 24, 2014, without giving effect to the 0.25% deduction reflected in the calculation of the modified CMS spread.  We obtained the values below from Bloomberg L.P., without independent verification.  You should not take the historical values of the CMS spread as an indication of the future values of the CMS spread during the term of the notes.

June 2014	PS-8

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Historical CMS Spread Rate (%) January 2, 2004 to June 24, 2014

June 2014	PS-9

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Information About the Underlying Index

The S&P 500® Index consists of 500 common stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions—S&P 500® Index—License Agreement” in the accompanying underlying supplement.  Please refer to the sections “Risk Factors” and “Equity Index Descriptions—S&P 500® Index” in the accompanying underlying supplement for important disclosures regarding the underlying index, including certain risks that are associated with an investment linked to the underlying index.

Historical Information

The closing level of the underlying index on June 24, 2014 was 1,949.98.  The graph below shows the closing level of the underlying index for each day such level was available from January 2, 2004 to June 24, 2014. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the underlying index as an indication of future performance.

S&P 500® Index — Historical Closing Levels January 2, 2004 to June 24, 2014

June 2014	PS-10

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of 4.380%, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

September 27, 2014	$32.500	September 27, 2019	$10.634	September 27, 2024	$8.196	September 27, 2029	$6.556
December 27, 2014	$32.500	December 27, 2019	$10.546	December 27, 2024	$8.114	December 27, 2029	$6.475
March 27, 2015	$32.500	March 27, 2020	$10.294	March 27, 2025	$8.032	March 27, 2030	$6.393
June 27, 2015	$32.500	June 27, 2020	$10.135	June 27, 2025	$7.950	June 27, 2030	$6.311
September 27, 2015	$15.496	September 27, 2020	$9.976	September 27, 2025	$7.868	September 27, 2030	$6.229
December 27, 2015	$15.382	December 27, 2020	$9.890	December 27, 2025	$7.786	December 27, 2030	$6.147
March 27, 2016	$14.566	March 27, 2021	$9.696	March 27, 2026	$7.704	March 27, 2031	$6.065
June 27, 2016	$14.090	June 27, 2021	$9.568	June 27, 2026	$7.622	June 27, 2031	$5.983
September 27, 2016	$13.652	September 27, 2021	$9.440	September 27, 2026	$7.540	September 27, 2031	$5.901
December 27, 2016	$13.548	December 27, 2021	$9.356	December 27, 2026	$7.458	December 27, 2031	$5.819
March 27, 2017	$12.931	March 27, 2022	$9.214	March 27, 2027	$7.376	March 27, 2032	$5.737
June 27, 2017	$12.623	June 27, 2022	$9.104	June 27, 2027	$7.294	June 27, 2032	$5.655
September 27, 2017	$12.330	September 27, 2022	$8.990	September 27, 2027	$7.212	September 27, 2032	$5.573
December 27, 2017	$12.234	December 27, 2022	$8.907	December 27, 2027	$7.130	December 27, 2032	$5.491
March 27, 2018	$11.832	March 27, 2023	$8.773	March 27, 2028	$7.048	March 27, 2033	$5.409
June 27, 2018	$11.607	June 27, 2023	$8.670	June 27, 2028	$6.966	June 27, 2033	$5.327
September 27, 2018	$11.396	September 27, 2023	$8.558	September 27, 2028	$6.884	September 27, 2033	$5.245
December 27, 2018	$11.304	December 27, 2023	$8.476	December 27, 2028	$6.802	December 27, 2033	$5.163
March 27, 2019	$11.003	March 27, 2024	$8.360	March 27, 2029	$6.720	March 27, 2034	$5.081
June 27, 2019	$10.821	June 27, 2024	$8.278	June 27, 2029	$6.638	June 27, 2034	$1,004.999

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes.  Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule.  Any gain generally will be treated as

June 2014	PS-11

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

ordinary income, and any loss will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

If you are a Non-U.S. Holder of Notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you on the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the Notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

June 2014	PS-12

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $50 for each $1,000 note sold in this offering.  The actual underwriting fee will be equal to the selling concession provided to selected dealers, as described in this paragraph.  From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $50 for each note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We have hedged our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlying index and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated November 13, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on November 13, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes

June 2014	PS-13

Citigroup Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Range Accrual Notes Contingent on the S&P 500® Index Due June 27, 2034

offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2014 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

June 2014	PS-14